Registration No. 333-83413
Annual Notice
Dated May 1, 2026
to Policyowners of
Variable Universal Life Insurance Policy (“VUL Policies”) issued by
Mutual of America Life Insurance Company (“Mutual of America”),
through its Separate Account No. 3
This Annual Notice (“Annual Notice”) provides you with an update of changes to your Policy that have occurred since May 1, 2025. In addition, this Annual Notice provides key information about your policy that you should review, including a list of Underlying Funds available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus for future reference.
The most recent prospectus, dated May 1, 2019, contains more information about the VUL Policies, including its features, benefits, and risks. You can find the prospectuses, statements of additional information and shareholder reports for the Underlying Funds listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and Mutual of America and other information about the policies online at mutualofamerica.com/VULFunds. You can also obtain this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
Additional general information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Definitions we use in this annual notice
Accelerated Benefit—The portion of the Death Proceeds payable before the death of the insured person when the insured person is determined to have a terminal illness and is expected to live for 12 months or less.
Account Value—The value of a Policyowner’s Accumulation Units in the Subaccounts plus the value of amounts held in the General Account for the Policyowner. As used in this Prospectus, the term “Account Value” may mean all or any part of your total Account Value.
Accumulation Unit—A measure we use to calculate the value of a Policyowner’s interest in each of the Subaccounts. Each Subaccount has its own Accumulation Unit value.
Death Proceeds—An amount equal to the sum of the Basic Death Benefit and amounts payable under any policy riders, minus the sum of any Policy Loans and any unpaid monthly deductions, subject to any applicable adjustments for misrepresentation, suicide or misstatement of age and/or sex.
General Account—Assets we own that are not in a separate account, but rather are held as part of our general assets. We sometimes refer to the General Account as the Interest Accumulation Account, because amounts you allocate to the General Account earn interest at a rate that we change from time to time.
Insured Person—The person on whose life a Policy is issued, or in other words the person whose death will trigger payment of a death benefit under your Policy.
Investment Alternatives—Our General Account and the Subaccounts. You may allocate your premiums and transfer your Account Value among the Investment Alternatives.
Maturity Date—The Policy Anniversary on which the insured person’s attained age equals 100.
Payroll Deduction Program—A program established by an employer under which it agrees with its participating employees to deduct on each pay date from the employees’ salaries the scheduled premium payments for Policies owned by the employees, their spouses or minor children. The employer remits the premiums to us.
Payroll Deduction Rider—A rider to a Policy issued under a Payroll Deduction Program. If required by your State, we will incorporate the provisions regarding Payroll Deduction into your Policy in lieu of issuing a rider.
Policy Loan—The outstanding principal and unpaid accrued interest for any loan in effect under a Policy.
Policyowner—The person designated on the Policy Specification Pages of your Policy as the owner.
Proceeds—The amount we will pay upon (a) surrender of the Policy, (b) the death of the insured person or (c) the Maturity Date, which amount will vary depending on the type of Proceeds being paid.
Processing Office—The office of Mutual of America, or any other location we may announce by advance written notice to Policyowners, a field office we have designated, our toll-free telephone facility or our Financial Transaction Processing Center, depending on the transaction requested.
Separate Account—Mutual of America Separate Account No. 3, a separate account of Mutual of America maintained under the laws of New York State and registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The assets of the Separate Account are set aside and kept separate from our other assets.
Subaccount—A division of the Separate Account which invests its assets exclusively in a corresponding Underlying Fund of the same name.
Surrender Proceeds—Amount payable upon surrender of a Policy, equal to the Account Value minus any Policy Loans outstanding at the time of surrender.
Underlying Funds—The funds or portfolios that are invested in by the Subaccounts.
1

Valid Transaction Date—The Business Day on which all of the requirements for the completion of a transaction have been met. This includes receipt by us at our Processing Office of all information, remittances, notices and papers necessary to process the requested transaction. If requirements are met on a day that is not a Business Day, or after the close of a Business Day, the Valid Transaction Date will be the next following Business Day.
We, us, our, Mutual of America—Refer to Mutual of America Life Insurance Company.
Written Request—A written request on an administrative form provided by us or in a form otherwise acceptable to us.
You, your—Refer to a Policyowner.
2

Important Information You Should Consider About the VUL Policies

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
We do not impose any transfer or withdrawal charges.
You may withdraw any portion of your Account Value (before the death of the Insured Person). A partial withdrawal must be in an amount of at least $500, may not reduce the Account Value to less than $100, and cannot exceed the Account Value minus any
Policy Loans.
Surrender Proceeds equal your Account Value minus any Policy
Loans you have outstanding at the time of surrender and any
due and unpaid charges. You may surrender your Policy and
obtain the Surrender Proceeds at any time prior to the Maturity
Date. To surrender your Policy, you must submit the Policy and a
Written Request to our Processing Office, and the Insured
Person must be alive on the surrender date. We will calculate the
Surrender Proceeds as of the Valid Transaction Date of the
surrender, and all insurance benefits, and supplemental benefits you have added, under your Policy will then cease.
Access to Your Account Value
Transaction Charges	There are no charges for other transactions under the Policy, other than certain fees associated with Policy Loans, supplemental insurance benefits, and an Accelerated Benefit.			Charges and Deductions You Will Pay
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits under the Policy, and such fees and expenses are set based on characteristics of the insured. Please refer to your Policy specifications page for rates applicable to your Policy. Investors will also bear expenses associated with the
Underlying Funds under the Policy, as shown in the table below.
Charges and Deductions You Will Pay
	Annual Fee	Minimum	Maximum
	Investment options (Underlying Fund fees and expenses)	0.09%	1.24%
Risks
Risk of Loss	You can lose money by investing in this Policy.			Introduction and Summary
Not a Short-Term Investment
This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. In particular:
●Tax deferral is more beneficial to Participants with a long-term investment time horizon.
●Surrenders and partial withdrawals are subject to ordinary
income tax.
●The Policy is not intended for those who may need to make
withdrawals or intend to engage in frequent trading in the
Underlying Funds.
Introduction and Summary Where to Contact Us and Give Us Instructions
3

Risks
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor
investment performance, and can vary, depending on the
performance of the Underlying Funds. Each investment option
available under the Policy, including the General Account, will have its own unique risks. You should review these Investment
Alternatives before making an investment decision.
Introduction and Summary
Insurance Company Risks
An investment in the Policy is subject to the risks related to
Mutual of America Life Insurance Company, including that any obligations (including under the General Account), guarantees, and benefits of the Policy are subject to the claims paying ability of Mutual of America. More information about Mutual of
America, including its financial strength ratings, is available upon request from Mutual of America by calling our toll-free number,
800.468.3785 or by visiting our website at mutualofamerica.com.
About Mutual of America and our Separate Account No. 3
Contract Lapse
Your Policy may lapse, or you may have to make unscheduled
premium payments, if your Account Value declines from
unfavorable investment performance of the Underlying Funds
and your Account Value is not sufficient to pay the charges then due under your Policy. It is possible for policy loans to exceed account value, resulting in a lapse.
The lapsed Policy may be reinstated during the Insured Person’s lifetime if certain conditions are met, including you pay, at the time of restatement, premiums sufficient to keep the Policy in effect for at least two months (and at least three months, for policies issued on or after January 1, 2009), and you pay any charges not paid during the grace period.
Death benefits will not be paid if the Policy has lapsed.
Policy Lapse and Reinstatement
Restrictions
Investments
We may remove an Underlying Fund or limit its availability to new
Contributions and/or transfers of Account Value if we determine that an Underlying Fund no longer satisfies one or more of our selection criteria.
Funding and Other Changes We May Make
4

Restrictions
Optional Benefits
We may make one or more supplemental insurance benefits
available by rider to your Policy, including accidental death coverage and coverage for children of an Insured Person.
Currently, supplemental insurance benefits are available only for
Policies with Payroll Deduction Riders. We will charge you a monthly cost for any supplemental insurance benefits you select.
You may borrow up to 95% of your Account Value in the General
Account (or up to 95% of the cash surrender value of the Policy for policies issued on or after January 1, 2009), minus any
existing Policy Loans. Each Policy Loan must be for at least
$500, and you must assign the Policy to us as collateral. We will charge you interest on the Policy Loan, and we may change the interest rate from time to time. We deduct any Policy Loans from the amount otherwise due you upon the surrender or maturity of the Policy or from the Death Proceeds due upon the death of the
Insured Person.
We will not permit you to make withdrawals or transfers of the collateral amount while the loan is outstanding. Amounts
borrowed in a loan do not participate in the Subaccount
investment experience. Loans, therefore, can affect the Account
Value and death benefit whether or not the loan is repaid. Death benefit proceeds payable will be reduced by the amount of any outstanding Policy Loan plus accrued interest.
Purchase of a Policy-Supplemental Insurance Benefits Access to your Account Value-Policy Loans
Taxes
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy. There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation	Mutual of America no longer offers the Policy for sale.	Purchase of a Policy
Exchanges
Because the Policy is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing life insurance policy you own with a new purchase of this Policy. In general, you should be aware that some investment
professionals may have a financial incentive to offer you a new policy in place of the Policy you already own. Thus, in general, you should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than
continue to own the existing Policy.
Purchase of a Policy
5

Appendix: Underlying Funds Available as Investment Options under the VUL Policies
The following is a list of Underlying Funds available under the VUL Policies. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and are available on our website, mutualofamerica.com/VULFunds. You can also request this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your VUL Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States , as represented by the S&P 500® Index	Fidelity VIP Index 500 (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.09%	17.78%	14.31%	14.70%
Equity Fund Seeks to achieve long-term capital appreciation	Dimensional VA U.S. Targeted Value Portfolio Adviser: Dimensional Fund Advisors LP	0.29%	8.95%	13.60%	11.00%
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Funds - Small Company Growth Portfolio Adviser: The Vanguard Group, Inc. and ArrowMark Colorado Holdings LLC	0.29%	6.11%	3.81%	9.61%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies	Fidelity VIP Extended Market Index Portfolio (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.12%	12.32%	8.02%		8.82%[2]
Equity Fund Seeks capital appreciation	Fidelity VIP Value Strategies Portfolio (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.59%	7.99%	12.14%	10.82%
Equity Fund Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks	Vanguard Variable Insurance Funds – Mid-Cap Index Portfolio Adviser: The Vanguard Group, Inc.	0.17%	11.54%	8.46%	10.77%
Equity Fund Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States	Vanguard Variable Insurance Funds - Total International Stock Market Index Portfolio Adviser: The Vanguard Group, Inc.	0.09%	32.04%	7.88%		7.20%[3]

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks capital growth	LVIP American Century Capital Appreciation Fund Adviser: Lincoln Financial Investments Corporation SubAdviser: American Century Investment Management, Inc.	0.57%	6.95%	5.49%		12.13%[4]
Equity Fund Seeks long-term capital appreciation	American Funds Insurance Series New World Fund Adviser: Capital Research and Management Company	0.57%	28.60%	5.59%	9.53%
Equity Fund Seeks to provide long-term growth of capital	DWS Capital Growth VIP Adviser: DWS Investment Management Americas, Inc.	0.49%	12.53%	10.92%	15.29%
Equity Fund Seeks reasonable income and will also consider potential for capital appreciation. Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index	Fidelity VIP Equity-Income Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.46%	19.02%	12.51%	11.60%
Equity Fund Seeks long-term capital appreciation	Fidelity VIP Contrafund® Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.54%	21.52%	15.37%	15.78%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks long-term growth of capital	Fidelity VIP Mid Cap Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.55%	11.75%	10.10%	10.59%
Equity Fund Seeks capital appreciation	Invesco V.I. Main Street Fund® Adviser: Invesco Advisers, Inc.	0.80%	15.93%	12.47%	12.53%
Equity Fund Seeks capital appreciation	MFS® VIT III Mid Cap Value Portfolio Adviser: MFS	0.79%	5.98%	10.18%	9.95%
Equity Fund Seeks to provide long-term capital growth with income as secondary objective	T. Rowe Price Blue Chip Growth Portfolio Adviser: T. Rowe Price Associates, Inc.	0.75%	18.74%	11.68%	15.54%
Equity Fund Seeks to provide long-term capital appreciation and income	Vanguard Variable Insurance Fund Diversified Value Portfolio® Advisers: Lazard Asset Management LLC and Hotchkis and Wiley Capital Management, LLC	0.28%	16.83%	13.24%	11.76%
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Fund International Portfolio® Advisers: Baillie Gifford Overseas Ltd. And Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Real Estate Fund Seeks to provide a high level of income and moderate long-term capital appreciation by tracking performance of a benchmark index that measures performance of publicly traded equity REITs and other real estate-related investments	Vanguard Variable Insurance Fund Real Estate Index Portfolio® Adviser: The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
Fixed Income Fund Seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments	Goldman Sachs VIT Government Money Market Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P.	0.43%	4.20%	3.18%	2.11%	1.73%[5]
Fixed Income Fund Seeks to provide current income while maintaining limited price volatility	Vanguard Variable Insurance Funds - Short-Term Investment-Grade Portfolio Adviser: The Vanguard Group, Inc.	0.14%	6.85%	2.23%	2.81%
Fixed Income Fund Seeks to provide as high a level of current income as is consistent with the preservation of capital	American Funds Insurance Series – The Bond Fund of America (Class 1) Adviser: Capital Research and Management Company	0.22%	7.40%	0.10%	2.61%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Fixed Income Seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements	PIMCO Variable Insurance Trust Real Return Portfolio (Institutional Class) Adviser: Pacific Investment Management Company LLC	1.24%	8.01%	1.36%	3.37%
Fixed Income Fund Seeks to track the performance of a broad, market-weighted bond index	Vanguard Variable Insurance Fund Total Bond Market Index Portfolio® Adviser: The Vanguard Group, Inc.	0.14%	6.94%	-0.51%	1.90%
Balanced Fund Seeks to obtain high total return with reduced risk over the long term by allocating Fund assets among stocks, bonds, and short-term instruments	Fidelity VIP Asset Manager Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.51%	14.98%	5.67%	7.13%
Balanced Fund Seeks to achieve competitive total return through actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity	Calvert VP SRI Balanced Portfolio Adviser: Calvert Research and Management	0.64%	11.48%	8.68%	9.81%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund
Balanced Fund Seeks to provide current income and low to moderate capital appreciation	Vanguard Variable Insurance Funds – Conservative Allocation Portfolio Adviser: The Vanguard Group, Inc.	0.12%	12.73%	4.22%	6.14%
Balanced Fund Seeks to provide long-term capital appreciation and reasonable current income	Vanguard Variable Insurance Funds – Balanced Portfolio Adviser: Wellington Management Company LLC	0.20%	16.46%	9.29%	10.03%
Balanced Fund Investment objectives are to achieve long-term growth of capital and income while seeking to manage volatility and provide downside protection	American Funds Insurance Series – Managed Risk Growth-Income Fund (Class P1) Adviser: Capital Research and Management Company	0.63%	11.45%	7.97%	9.26%
*
“Standard & Poor’s,” “S&P,” “S&P 500”, “S&P MidCap 400” and “S&P SmallCap 600” are trademarks of Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Mutual of America Investment Corporation’s Adviser. Standard & Poor’s does not sponsor, endorse, sell or promote the Equity Index Fund, All America Fund, Small Cap Equity Index Fund or Mid-Cap Equity Index Fund. It has no obligation or liability for the sale or operation of the Funds and makes no representations as to the advisability of investing in the Funds.
1
The reported expense ratio for the following funds is net of fee waivers that may not continue: all American Funds Insurance Series Funds, Calvert VP SRI Balanced Portfolio, Fidelity VIP Asset Manager Portfolio, Goldman Sachs VIT Fund, Invesco V.I. Main Street Fund, and MFS VIT III Mid Cap Value Portfolio. Refer to the prospectuses of the Underlying Funds for more information.
2
Since inception date April 17, 2018.
3
Since inception date September 17, 2017.
4
Since inception date September 22,2017.
5
Since inception date January 24, 2020.